SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                        Roanoke Electric Steel Corporation
                                 (Name of Issuer)

                            Common Stock, No Par Value
                          (Title of Class of Securities)

                                    769841107
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 3, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 391,100 shares, which constitutes approximately 5.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 7,699,147 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 23,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 23,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,900 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her power to revoke same.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 23,875 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,875 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,875

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 23,875 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,875 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,875 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 23,875
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,875
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,875

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Edward P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 23,900
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,900
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.3%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Thomas M. Taylor & Co.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 100,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 100,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     100,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.3%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 100,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 100,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     100,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.3%

14.  Type of Reporting Person: IN

----------
(1)  Solely in his capacity as President of Thomas M. Taylor & Co.

1.   Name of Reporting Person:

     Wesley Guylay Capital Management, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 195,550 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 195,550 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     195,550

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.5%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, Wesley Richard Guylay.

1.   Name of Reporting Person:

     Wesley Richard Guylay

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 195,550 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 195,550 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     195,550 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 2.5%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as the sole general partner of Wesley Guylay Capital Management.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, no par value (the "Stock"), of Roanoke Electric Steel Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 102 Westside Blvd., N.W., Roanoke, Virginia 24017.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Sid R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB"), Lee M. Bass ("LMB"), Edward P. Bass ("EPB"), Thomas M. Taylor & Co. ("Taylor & Co."), Thomas
M. Taylor ("TMT"), Wesley Guylay Capital Management, L.P. ("WGCM") and Wesley Richard Guylay ("WRG"). BMT, PRB, NLB, SRBMT, SRB, LMB, EPB, Taylor & Co., TMT, WGCM and WRG are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to one of its Trustees, PRB, is set forth above. Information with respect to its two other Trustees, LMB and SRB, is set forth below.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     EPB

     EPB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Thru Line Inc. ("TLI").

     TLI is a Texas corporation. TLI's principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of TLI, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     Taylor & Co.

     Taylor & Co. is a Texas corporation. Taylor & Co.'s principal business is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction
C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Taylor & Co. are as follows:

                         RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                     BUSINESS ADDRESS              OR EMPLOYMENT

Thomas M. Taylor         201 Main Street, Suite 3200   President of Taylor & Co.
                         Fort Worth, Texas 76102

W.R. Cotham              201 Main Street, Suite 2600   Vice President/
                         Fort Worth, Texas 76102       Controller of BEPCO


     TMT

     TMT's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his principal occupation or employment at such address is serving as President of Taylor & Co.

     WGCM

     WGCM is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and dealing with securities, including warrants and rights, commodities and commodities futures contracts of every kind and description. The principal business address of WGCM, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to WRG, the sole general partner of WGCM, is set forth below.

     WRG

     WRG's business address is 30 Rockefeller Plaza, Suite 4535, New York, New York 10112, and his present principal occupation or employment at such address is serving as an investment advisor and general partner of WGCM.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       BMT             Trust Funds (2)        $   300,491.51

       PRB             Not Applicable         Not Applicable

       NLB             Not Applicable         Not Applicable

       SRBMT           Trust Funds (2)        $   300,135.26

       SRB             Not Applicable         Not Applicable

       LMB             Personal Funds (3)     $   300,135.26

       EPB             Personal Funds (3)     $   300,491.51

       Taylor & Co.    Working Capital (1)    $   968,409.61

       TMT             Not Applicable         Not Applicable

       WGCM            Working Capital (1)    $ 1,918,025.50

       WRG             Not Applicable         Not Applicable

       (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)

       BMT

       The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 23,900, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       PRB

       Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,900 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       NLB

       Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,900 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       SRBMT

       The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 23,875, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       SRB

       Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,875 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       LMB

       The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 23,875, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       EPB

       The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 23,900, which constitutes approximately 0.3% of the outstanding shares of the Stock.

       Taylor & Co.

       The aggregate number of shares of the Stock that Taylor & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000, which constitutes approximately 1.3% of the outstanding shares of the Stock.

       TMT

       Because of his position as President of Taylor & Co., TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 100,000 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

       WGCM

       The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 195,550, which constitutes approximately 2.5% of the outstanding shares of the Stock.

       WRG

       Because of his position as the sole general partner of WGCM, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 195,550 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

       BMT

       Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,900 shares of the Stock.

       PRB

       In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,900 shares of the Stock.

       NLB

       NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.


       SRBMT

       Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,875 shares of the Stock.

       SRB

       Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,875 shares of the Stock.

       LMB

       LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,875 shares of the Stock.

       EPB

       EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,900 shares of the Stock.

       Taylor & Co.

       Acting through its President, Taylor & Co. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock.

       TMT

       In his capacity as the President of Taylor & Co., TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 shares of the Stock.

       WGCM

       Acting through its sole general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 195,550 shares of the Stock.

       WRG

       Because of his position as the sole general partner of WGCM, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 195,550 shares of the Stock.


       (c) During the past 60 days, the Reporting Persons have purchased or sold shares of the Stock in transactions on the NASDAQ, as follows:

REPORTING         DATE          NUMBER OF SHARES         PRICE PER
PERSON                                    PURCHASED              SHARE

BMT               12-03-96          3,750                 $ 14.00
BMT               12-03-96          1,025                   14.25
SRBMT             12-03-96          3,750                   14.00
SRBMT             12-03-96          1,000                   14.25
LMB               12-03-96          3,750                   14.00
LMB               12-03-96          1,000                   14.25
EPB               12-03-96          3,750                   14.00
EPB               12-03-96          1,025                   14.25
WGCM              12-03-96         15,000                   14.00
WGCM              12-03-96          4,050                   14.25
BMT               12-12-96            625                   16.04
SRBMT             12-12-96            625                   16.04
LMB               12-12-96            625                   16.04
EPB               12-12-96            625                   16.04
WGCM              12-12-96          2,500                   16.04

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii).

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:     December 12, 1996


                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                    THE BASS MANAGEMENT TRUST (1)
                                    PERRY R. BASS (2)
                                    NANCY LEE BASS (3)
                                    SID R. BASS MANAGEMENT TRUST (4)
                                    SID R. BASS (5)
                                    LEE M. BASS (6)
                                    EDWARD P. BASS (7)
                                    THOMAS M. TAYLOR (8)
                                    WESLEY RICHARD GUYLAY(9)
                                    WESLEY GUYLAY CAPITAL MANAGEMENT, L.P. (10)



                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Vice President of:

                                    THOMAS M. TAYLOR & CO.

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Edward P. Bass previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Richard Guylay previously has been filed with the Securities and Exchange Commission.

(10) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith